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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Evolving Systems, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
30049R 10 0
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            30049R 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trident Capital Management, L.L.C. 77-0413011

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,089,350

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,089,350

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,089,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
8.19%

12.	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer
Evolving Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices
9777 Mt. Pyramid Court, Englewood, Colorado 80112

Item 2.

(a)	Name of Person Filing
Trident Capital Management, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence
505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
30049R 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned:
1,089,350 shares of Common Stock*

(b)	Percent of class:

8.19%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
1,089,350 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote

Not applicable.

	(iii)	Sole power to dispose or to direct the disposition of
1,089,350 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of
Not applicable

*Includes 951,168 shares held by Information Associates, L.P. ("IA, L.P.") and 26,505 shares held by Information Associates, C.V. ("IA, C.V."). The reporting person is the sole general partner of IA, L.P. and the investment general partner of IA, C.V. The reported number also includes 60,000 shares held by Trident Capital Management, L.L.C. which are issuable upon the exercise of options that vest in 36 equal monthly installments and 51,677 shares held by Trident Capital Management, L.L.C. which are issuable upon the exercise of options that vest in 31 equal monthly installments.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2003
TRIDENT CAPITAL MANAGEMENT, L.L.C.
	By:	/s/ BONNIE N. KENNEDY
Name: Bonnie N. Kennedy Title: Chief Financial Officer

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SIGNATURE